SCREAM EXPERIENCES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Scream Experiences, Inc.
Springfield, New Jersey

We have reviewed the accompanying financial statements of Scream Experiences, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 4, 2024
Los Angeles, California

SCREAM EXPERIENCES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	313,956	$	1,972,992
Inventory		158,250		131,956
Prepaids and Other Current Assets		8,096		-
Total Current Assets		**480,302**		**2,104,948**
Trucks, Property and Equipment, net		3,544,636		2,471,445
Intangible Assets		665,306		376,522
Security Deposit		28,500		25,791
Total Assets	$	**4,718,743**	$	**4,978,706**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	187,636	$	143,296
Current Portion of Truck Leases, Loans, Notes		798,782		534,213
Other Current Liabilities		65,981		24,944
Total Current Liabilities		**1,052,398**		**702,453**
Truck Leases, Promissory Notes and Loans		1,886,081		1,096,932
Related Party Notes Payable		400,000		-
Total Liabilities		**3,338,479**		**1,799,385**
STOCKHOLDERS EQUITY				
Common Stock		553		553
Series Seed 1 Preferred Stock		288		288
Series Seed 2 Preferred Stock		127		127
Series Seed 3 Preferred Stock		175		125
Additional Paid in Capital		5,929,029		5,104,084
Retained Earnings/(Accumulated Deficit)		(4,549,909)		(1,925,856)
Total Stockholders' Equity		**1,380,264**		**3,179,321**
Total Liabilities and Stockholders' Equity	$	**4,718,743**	$	**4,978,706**

See accompanying notes to financial statements.

SCREAM EXPERIENCES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Gross Revenue	$	3,007,857	$	1,881,817
Discounts/Refunds		(125,026)		(58,583)
Net Revenue		2,882,831		1,823,234
Cost of Goods Sold		3,019,642		1,560,885
Gross profit		(136,811)		262,349
Operating expenses				
General and Administrative		1,293,935		1,379,091
Sales and Marketing		69,975		142,773
Total operating expenses		1,363,910		1,521,864
Operating Income/(Loss)		(1,500,721)		(1,259,515)
Interest Expense		12,995		283
Depreciation and Amortization Expense		1,096,115		465,659
Other Loss/(Income)		14,222		-
Income/(Loss) before provision for income taxes		(2,624,052)		(1,725,456)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(2,624,052)	$	(1,725,456)

See accompanying notes to financial statements.

SCREAM EXPERIENCES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Series Seed 1 Preferred Stock Shares	Amount	Series Seed 2 Preferred Stock Shares	Amount	Series Seed 3 Preferred Stock Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	5,534,849	$ 553	2,879,151	$ 288	1,270,611	$ 127		$ -	$ 2,779,229	$ (200,400)	$ 2,579,797
Issuance of Stock	-	$ -	-	$ -	-	$ -	1,246,865	125	2,324,855		2,324,980
Net income/(loss)										(1,725,456)	(1,725,456)
Balance—December 31, 2022	5,534,849	553	2,879,151	288	1,270,611	127	1,246,865	125	5,104,084	$ (1,925,856)	$ 3,179,321
Issuance of Stock	-	-	-	-	-	-	503,015	50	824,945		824,996
Net income/(loss)										(2,624,052)	(2,624,052)
Balance—December 31, 2023	5,534,849	$ 553	2,879,151	$ 288	1,270,611	$ 127	1,749,880	$ 175	$ 5,929,029	$ (4,549,909)	$ 1,380,264

See accompanying notes to financial statements.

SCREAM EXPERIENCES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,624,052)	$	(1,725,456)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		669,180		320,497
Amortization of Intangible Assets		292,897		145,161
Changes in operating assets and liabilities:				
Inventory		(26,293)		(44,924)
Prepaids and Other Current Assets		(8,096)		-
Credit Cards		44,340		6,312
Other Current Liabilities		41,037		(21,253)
Security Deposit		(2,709)		-
Net cash provided/(used) by operating activities		**(1,613,697)**		**(1,319,663)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Trucks, Property and Equipment, net		(1,742,371)		(2,191,328)
Investment in Software Development		(581,681)		(256,260)
Net cash provided/(used) in investing activities		**(2,324,052)**		**(2,447,588)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		824,996		2,324,980
Borrowing on Related Party Notes Payable		400,000		-
Repayment of Related Party Notes Payable				(5,903)
Borrowing on Promissory Notes and Loans		1,053,718		1,431,093
Net cash provided/(used) by financing activities		**2,278,713**		**3,750,169**
Change in Cash		(1,659,035)		(17,082)
Cash—beginning of year		1,972,992		1,990,073
Cash—end of year	$	**313,956**	$	**1,972,992**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	283
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Scream Experiences Inc. was incorporated on November 18, 2021 in the state of Delaware. The financial statements of Scream Experiences, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Springfield, New Jersey.

Scream Truck is an on-demand, experiential ice cream delivery service. Their unique custom-built trucks combined with proprietary customer service software creates a completely frictionless on-demand experience that revolutionizes the ice cream and food truck business model. Customers sign up to receive text alerts whenever Scream Truck is servicing their neighborhood, they simply reply Y to request a stop. Scream Truck delivers premium "soft scream" treats (sundaes, cones, and shakes) made fresh to order outside the customers' home.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $10,843 and $1,697,174, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that reserve of $12,800 and $0, respectively, was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years
Equipment	5 years
Furnitures & Fixtures	7 years
Leasehold Improvements	15 years
Machinery and Equipment	5 years
Trucks	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs. It will be amortized over the expected period to be benefitted, which may be as long as three years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Scream Experiences, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its on-demand, experiential ice cream delivery service.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $69,975 and $142,773, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 4, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	158,250	131,956
Total Inventory	$ 158,250	$ 131,956

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	8,096	-
Total Prepaids and Other Current Assets	$ 8,096	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Payroll payable	$ 6,870	$ -
Tax Payable	42,142	24,944
Accrued Interest	12,995	-
Other current liabilities	3,974	-
Total Other Current Liabilities	$ 65,981	$ 24,944

5.   TRUCKS, PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Computer Equipment	$ 12,028	$ 9,413
Equipment	64,417	64,417
Furnitures & Fixtures	21,925	21,925
Leasehold Improvements	76,826	76,826
Machinery and Equipment	49,344	49,344
Trucks	4,404,606	2,664,850
Trucks, Property and Equipment, at cost	**4,629,146**	**2,886,775**
Accumulated depreciation	(1,084,510)	(415,330)
Trucks, Property and Equipment, net	$ **3,544,636**	$ **2,471,445**

Depreciation expenses for trucks, property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $669,180 and $320,497, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Software Development	$ 1,145,295	$ 563,614
Intangible assets, at cost	**1,145,295**	**563,614**
Accumulated amortization	(479,989)	(187,092)
Intangible assets, Net	$ **665,306**	$ **376,522**

Entire intangible assets have been amortized. Amortization expenses for software developments costs for the fiscal year ended December 31, 2023 and 2022 was in the amount of $292,897 and $145,161, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2023	$ (292,897)
2024	(292,897)
2025	(79,511)
2026	-
Thereafter	-
Total	$ **(665,306)**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 5,534,849 have been issued and are outstanding.

Series Seed 1 Preferred Stock

The Company is authorized to issue 2,879,151 shares of Series Seed 1 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 5,534,849 shares have been issued and are outstanding.

Series Seed 2 Preferred Stock

The Company is authorized to issue 1,270,611 shares of Series Seed 2 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,270,611 shareshave been issued and are outstanding.

Series Seed 3 Preferred Stock

The Company is authorized to issue 3,076,026 shares of Series Seed 3 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,749,880 and 1,246,865 shares were issued and outstanding, respectively.

8.   SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2021	-		-
Granted	100,000	$ 0.22	
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2022	100,000	$ 0.22	9.59
Granted	-	$ 0.22	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2023	100,000	$ 0.22	8.59

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2023 and 2022 was $0.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Intek Auto Leasing Inc.	$ 175,000	9.90%	9/10/2022	on Demand	$ 15,654	-	$ 158,117	$ -	$ 158,117	$ 4,464	$ -	$ 146,951	$ -	$ 146,951
Intek Vehicle Lease- ST2	$ 296,883		1/27/2021	1/27/2026	$ -	$ -	$ 44,819	$ 52,233	$ 97,052	$ -	$ -	$ 44,819	$ 97,052	$ 141,871
Intek Vehicle Lease- ST3	$ 296,943		1/27/2021	1/27/2026	$ -	$ -	$ 44,809	$ 52,333	$ 97,142	$ -	$ -	$ 44,809	$ 97,142	$ 141,951
Intek Vehicle Lease- ST4	$ 306,243		5/27/2021	5/27/2026	$ -	$ -	$ 46,680	$ 70,175	$ 116,855	$ -	$ -	$ 46,680	$ 116,855	$ 163,535
Intek Vehicle Lease- ST5	$ 306,303		5/27/2021	5/27/2026	$ -	$ -	$ 46,692	$ 73,929	$ 120,621	$ -	$ -	$ 46,692	$ 120,621	$ 167,313
Intek Vehicle Lease- ST6	$ 281,835		7/13/2021	7/13/2026	$ -	$ -	$ 57,238	$ 55,149	$ 112,386	$ -	$ -	$ 57,238	$ 112,386	$ 169,624
Intek Vehicle Lease- ST7	$ 288,639		7/27/2022	7/27/2027	$ -	$ -	$ 45,324	$ 117,087	$ 162,411	$ -	$ -	$ 45,324	$ 162,411	$ 207,735
Intek Vehicle Lease- ST8	$ 300,823		7/27/2022	7/27/2027	$ -	$ -	$ 47,160	$ 129,690	$ 176,850	$ -	$ -	$ 47,160	$ 176,850	$ 224,010
Intek Vehicle Lease- ST9	$ 349,723		9/13/2022	9/13/2027	$ -	$ -	$ 54,540	$ 159,075	$ 213,615	$ -	$ -	$ 54,540	$ 213,615	$ 268,155
Intek Vehicle Lease- ST10	$ 363,103		2/16/2023	2/16/2028	$ -	$ -	$ 57,216	$ 190,720	$ 247,936	$ -	$ -	$ -	$ -	$ -
Intek Vehicle Lease- ST11	$ 311,983		3/13/2023	3/13/2028	$ -	$ -	$ 48,192	$ 164,656	$ 212,848	$ -	$ -	$ -	$ -	$ -
Intek Vehicle Lease- ST12	$ 375,403		3/13/2023	3/13/2028	$ -	$ -	$ 48,192	$ 307,819	$ 356,011	$ -	$ -	$ -	$ -	$ -
Intek Vehicle Lease- ST13	$ 313,903		5/2/2023	5/2/2028	$ -	$ -	$ 48,576	$ 245,087	$ 293,663	$ -	$ -	$ -	$ -	$ -
Intek Vehicle Lease- ST14	$ 332,163		6/28/2023	6/28/2028	$ -	$ -	$ 51,228	$ 268,128	$ 319,356	$ -	$ -	$ -	$ -	$ -
Total					$ -	$ -	$ 798,782	$ 1,886,081	$ 2,684,863	$ -	$ -	$ 534,213	$ 1,096,932	$ 1,631,145

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$	798,782
2025		798,782
2026		798,782
2027		430,847
2028		-
Thereafter		-
Total	$	**2,827,193**

Related Party Loan

During the years presented, the Company borrowed money from the shareholders. The details of the loans are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Member Loan Agreement- Tyseth Holdings LLC	$ 100,000	8.50%	6/30/2023	12/31/2025	$ 4,285	$ 4,285		$ 100,000	$ 104,285	$ -	$ -	$ -	$ -	$ -
Member Loan Agreement- Eric L. Murphy	$ 100,000	8.50%	6/30/2023	12/31/2025	$ 4,285	$ 4,285		$ 100,000	$ 104,285	$ -	$ -	$ -	$ -	$ -
Member Loan Agreement- Tyseth Holdings LLC	$ 50,000	8.50%	9/14/2023	12/31/2025	$ 1,258	$ 1,258	$ -	$ 50,000	$ 51,258	$ -	$ -	$ -	$ -	$ -
Member Loan Agreement- Eric L. Murphy	$ 50,000	8.50%	9/14/2023	12/31/2025	$ 1,258	$ 1,258		$ 50,000	$ 51,258	$ -	$ -	$ -	$ -	$ -
Member Loan Agreement- Eric L. Murphy	$ 50,000	8.50%	10/10/2023	12/31/2025	$ 955	$ 955		$ 50,000	$ 50,955	$ -	$ -	$ -	$ -	$ -
Member Loan Agreement- Tyseth Holdings LLC	$ 50,000	8.50%	10/10/2023	12/31/2025	$ 955	$ 955		$ 50,000	$ 50,955	$ -	$ -	$ -	$ -	$ -
Total	$ 400,000				$ 12,995	$ 12,995	$ -	$ 400,000	$ 412,995	$ -	$ -	$ -	$ -	$ -

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (721,614)	$ (1,018,720)
Valuation Allowance	721,614	1,018,720
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,884,083)	$ (1,162,468)
Valuation Allowance	1,884,083	1,162,468
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,851,210, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,851,210. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In 2023, the Company engaged in three member loan agreements totaling $200,000 with one of its shareholders, Tyseth Holdings LLC. These notes accrue interest at a rate of 8.5% per annum and are scheduled to mature on December 31, 2025. As of both December 31, 2023, and December 31, 2022, the outstanding balance of the loans stands at $200,000 and $0, respectively.

In 2023, the Company engaged in three member loan agreements totaling $200,000 with one of its shareholders, Eric L. Murphy. These notes accrue interest at a rate of 8.5% per annum and are scheduled to mature on December 31, 2025. As of both December 31, 2023, and December 31, 2022, the outstanding balance of the loans stands at $200,000 and $0, respectively.

On January 24, 2024, the Company engaged in member loan agreements totaling $300,000 with one of its shareholders, Tyseth Holdings LLC. These notes accrue interest at a rate of 8.5% per annum and are scheduled to mature on December 31, 2025.

On February 14, 2024, the company engaged in member loan agreements totaling $500,000 with one of its shareholders, Eric L. Murphy. These notes accrue interest at a rate of 8.5% per annum and are scheduled to mature on December 31, 2025.

12.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 4, 2024, which is the date the financial statements were available to be issued.

On January 24, 2024, the Company engaged in a member loan agreement in the amount of $300,000 with one of its shareholders, Tyseth Holdings LLC. These notes accrue interest at a rate of 8.5% per annum and are scheduled to mature on December 31, 2025.

On February 14, 2024, the Company engaged in a member loan agreement in the amount of $500,000 with one of its shareholders, Eric L. Murphy. The loan accrue interest at a rate of 8.5% per annum and are scheduled to mature on December 31, 2025.

In 2024, the Company raised $49,999 by issuing 30,485 shares of Series Seed 3 Preferred Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,500,721, an operating cash flow loss of $1,613,697, and liquid assets in cash of $313,956, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.